Exhibit 8.1

Subsidiaries of Cellectis S.A.

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Cellectis, Inc.	Delaware
Calyxt, Inc.	Delaware
Cellectis Biologics, Inc.	Delaware